Exhibit 99.1

Four Seasons Education Reports Fourth Quarter and Fiscal Year 2019 Unaudited Financial Results

SHANGHAI, May 6, 2019 (PRNewswire) – Four Seasons Education (Cayman) Inc.  (“Four Seasons Education” or the “Company”) (NYSE: FEDU), a leading after-school math education service provider for elementary school students in Shanghai, today announced its unaudited financial results for the fourth quarter and fiscal year 2019, ended February 28, 2019.

Fourth Quarter Fiscal Year 2019 Financial and Operational Highlights

•	Revenue decreased by 3.7% to RMB64.7 million (US$9.7 million) from RMB67.2 million in the same period of last year.
•	Gross profit decreased by 50.3% to RMB18.7 million (US$2.8 million) from RMB37.7 million in the same period of last year. Gross margin was 28.9%, compared with 56.1% in the same period of last year.
•	Operating loss was RMB30.1 million (US$4.5 million), compared with operating income of RMB1.8 million in the same period of last year.
•	Adjusted operating loss(1) (non-GAAP) was RMB21.0 million (US$3.1 million), compared with adjusted operating income of RMB8.1 million in the same period of last year.
•	Net loss was RMB18.5 million (US$2.8 million), compared with net income of RMB2.7 million in the same period of last year.
•	Adjusted net loss(2) (non-GAAP) was RMB12.2 million (US$1.8 million), compared with adjusted net income of RMB9.0 million in the same period of last year.
•

Basic and diluted net loss per American Depositary Share (“ADS”) attributable to ordinary shareholders was both RMB0.36 (US$0.05), compared with basic and diluted net income per ADS attributable to ordinary shareholders of RMB0.09 and RMB0.08 respectively, for the same period of last year. Each two ADSs represent one ordinary share.

•

Adjusted basic and diluted net loss per ADS attributable to ordinary shareholders (non-GAAP) was both RMB0.23 (US$0.03), compared with adjusted basic and diluted net income per ADS attributable to ordinary shareholders (non-GAAP) of RMB0.22 and RMB0.20, respectively, for the same period of last year.

•	Number of learning centers reached 52 as of February 28, 2019, compared with 38 as of February 28, 2018.
•

Total student enrollment(3) reached 46,165, representing an increase of 188.4% from 16,010 during the same period of last year. The substantial year-over-year increase in total student enrollment was primarily due to the change in enrollment schedule in accordance with the Opinion on Regulating the Development of After-School Tutoring Institutions issued by the State Council, which limits the prepayment of a curriculum registration to three months. According to the new enrollment schedule adopted in November 2018, the spring semester is divided into two sessions, where student enrollments are recorded separately for each session.

Fiscal Year 2019 Financial and Operational Highlights

•	Revenue increased by 11.7% to RMB335.6 million (US$50.2 million) from RMB300.5 million in the fiscal year 2018.
•	Gross profit decreased by 14.3% to RMB163.8 million (US$24.5 million) from RMB191.1 million in the fiscal year 2018. Gross margin was 48.8%, compared with 63.6% in the fiscal year 2018.
•

Operating income was RMB1.1 million (US$0.2 million), compared with RMB61.6 million in the fiscal year 2018. Adjusted operating income(1) (non-GAAP) was RMB33.4 million (US$5.0 million), compared with RMB85.1 million in the fiscal year 2018. Adjusted operating margin (non-GAAP) was 9.9% compared with 28.3% in the fiscal year 2018.

•	Net loss was RMB1.5 million (US$0.2 million), compared with net income of RMB41.8 million in the fiscal year 2018.
•

Adjusted net income(2) (non-GAAP) was RMB35.6 million (US$5.3 million), compared with RMB65.3 million in the fiscal year 2018. Adjusted net margin(4) (non-GAAP) was 10.6%, compared with 21.7% in the fiscal year 2018.

•

Basic and diluted net loss per ADS attributable to ordinary shareholders was both RMB0.01 (US$0.002), compared with basic and diluted net income per ADS attributable to ordinary shareholders of RMB1.07 and RMB0.99, respectively, for the fiscal year 2018. Each two ADSs represent one ordinary share.

•

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders (non-GAAP) was RMB0.76 (US$0.11) and RMB0.72 (US$0.11), compared with RMB1.76 and RMB1.62, respectively, for the fiscal year 2018.

•

Total student enrollment(3) reached 157,759, representing an increase of 28.7% from 122,606 during the fiscal year 2018, primarily due to the change in enrollment schedule in November 2018 in accordance with the latest regulatory requirements. In addition, the increased course offerings with higher diversification, and the expansion of the Company’s physical learning center network, including learning centers the Company acquired in the fiscal year 2019, also contributed to the increase in total student enrollment.

(1) Adjusted operating income/loss is defined as operating income/loss excluding share-based compensation expenses.

(2) Adjusted net income/loss is defined as net income/loss excluding share-based compensation expenses and fair value change of investments measured at fair value.

(3) Total student enrollment is defined as the cumulative number of courses enrolled in and paid for by the Company’s students during the respective period, including multiple courses enrolled in and paid for by the same student.

(4) Adjusted net margin is defined as adjusted net income divided by revenue.

For more information on these adjusted financial measures, please see the section captioned under "About Non-GAAP Financial Measures" and the tables captioned "Reconciliation of GAAP and non-GAAP Results" set forth at the end of this release.

“We continued to make strategic adjustments with the goal of optimizing operations and broadening educational offerings,” said Mr. Peiqing Tian, Chairman and Chief Executive Officer of Four Seasons Education. “We were able to further improve the diversification of offerings in spite of the seasonality impact we experienced in this quarter due to Chinese New Year and winter break. As a result, revenue contribution from non-math courses and middle school programs steadily ratcheted up. We continued to enhance the geographic diversification of our revenue as our learning centers outside of Shanghai are contributing an increasing percentage to our revenue. Moreover, we established online presence by providing online courses and educational content that were diligently selected. Students are now able to participate in Four Seasons Education’s featured online courses including certain Ivy program as well as other interest-based classes such as Rubik’s Cube.

“With respect to our learning center network, we have been in the process of optimization as we planned. To optimize our network layout and resource allocation, we relocated or combined certain learning centers with small gross floor areas into large centers at new locations with upgraded facilities. As of February 28, 2019, we had 52 learning centers including 44 in Shanghai and eight in other cities.

“We achieved notable progress in developing and promoting other initiatives and activities designed to improve logical reasoning and foundational math skills. Four Seasons’ competitive Sudoku and Bridge teams achieved outstanding performance in competitions during the quarter, which promoted the games’ popularity as an interest-oriented competitive learning method across China. In addition, we have finished the majority of the course development work for our math lab program. Our self-test system has also been upgraded with an enriched question library and well-tagged categorization. Based on the increasingly comprehensive dataset, our evaluation system will be able to automatically generate bespoke sets of test questions, helping students develop a comprehensive understanding of certain areas of knowledge according to the individual’s scholastic aptitude. Overall, we finished the fiscal year 2019 with many achievements despite changes in regulatory requirements in the fast-evolving education industry and relatively weak performance of new learning centers during the ramp-up period. We believe we are in the right trajectory to grow our business as we provide math and many other core subject classes to students at different grade levels,” Mr. Tian concluded.

Ms. Yi (Joanne) Zuo, Director and Chief Financial Officer of Four Seasons Education, commented, “we are pleased to conclude fiscal 2019 with full-year revenue growth of 11.7% year over year and adjusted net income of RMB35.6 million for the year. The fiscal year 2019 was a year of transformation for the Company. Anchored by our strong capabilities in math education serving as our foundation and a core strength, we have been broadening course offerings, which cover more subjects across wider age groups. We also expanded and improved our learning center network which optimized utilization of our resources in the fiscal year 2019. We are confident in our strategy that has been set forth and are encouraged by the development of our business. We remain committed to nurturing students’ interests in learning with enriched educational content, while seeking quality growth and enhanced efficiency.”

Fourth Quarter Fiscal Year 2019 Financial Results

Revenue decreased by 3.7% to RMB64.7 million (US$9.7 million) for the fourth quarter of fiscal year 2019 from RMB67.2 million in the same period of last year, primarily due to the decreased revenue contribution from competition-related programs as a result of changing regulatory requirement.

Cost of revenue increased by 55.9% to RMB46.0 million (US$6.9 million) for the fourth quarter of fiscal year 2019 from RMB29.5 million in the same period of last year, primarily attributable to costs associated with the increase in faculty staff cost and learning centers’ rental, utilities and maintenance and depreciation costs, as a result of increased number of learning centers.

Gross profit decreased by 50.3% to RMB18.7 million (US$2.8 million) for the fourth quarter of fiscal year 2019 from RMB37.7 million in the same period of last year. Gross margin was 28.9% for the fourth quarter of fiscal year 2019, compared with 56.1% in the same period of last year. The decrease in gross margin was primarily due to the expansion of new centers which yield relatively lower gross margin during the ramp-up period, and the increase in faculty staff cost.

General and administrative expenses increased by 63.0% to RMB39.8 million (US$5.9 million) for the fourth quarter of fiscal year 2019 from RMB24.4 million in the same period of last year, primarily attributable to increased staff cost of RMB4.8 million (US$0.7 million), an RMB1.8 million (US$0.3 million) increase in depreciation and amortization cost and increased share-based compensation expenses of RMB2.9 million (US$0.4 million).

Sales and marketing expenses decreased by 21.1% to RMB9.1 million (US$1.4 million) for the fourth quarter of fiscal year 2019 from RMB11.5 million in the same period of last year.

Operating loss was RMB30.1 million (US$4.5 million) for the fourth quarter of fiscal year 2019, compared with operating income of RMB1.8 million in the same period of last year. Adjusted operating loss, which excludes share-based compensation expenses, was RMB21.0 million (US$3.1 million) for the fourth quarter of fiscal year 2019, compared with adjusted operating income of RMB8.1 million in the same period of last year.

Interest income decreased by 58.1% to RMB0.9 million (US$0.1 million) for the fourth quarter of fiscal year 2019 from RMB2.1 million in the same period of last year, primarily due to the withdrawal of short-term deposit.

Other income, net was RMB2.7 million (US$0.4 million) for the fourth quarter of fiscal year 2019, compared with other expenses of RMB0.6 million in the same period of last year, primarily due to fair value change of a 2-year Pimco fund-linked note and a 1-year certificate on a mutual fund, both with 100% minimum redemption level at maturity that the Company intends to hold to maturity.

Income tax benefit was RMB8.1 million (US$1.2 million) for the fourth quarter of fiscal year 2019, compared with income tax expense of RMB0.7 million in the same period of last year. Income tax benefit for the quarter was primarily due to an RMB4.7 million (US$0.7 million) reversal of accrued income tax as the Company’s Wholly Owned Foreign Enterprise (“WOFE”) is able to enjoy a preferential tax treatment since it was recognized as a "software enterprise" by relevant PRC government agencies. Another RMB3.6 million (US$0.5 million) of income tax benefit was derived from the positive change from previous uncertain tax position.

Net loss was RMB18.5 million (US$2.8 million) during the fourth quarter of fiscal year 2019, compared with net income of RMB2.7 million in the same period of last year.

Adjusted net loss, which excludes share-based compensation expenses and fair value change of investments measured at fair value, was RMB12.2 million (US$1.8 million), compared with adjusted net income of RMB9.0 million in the same period of last year.

Basic and diluted net loss per ADS attributable to ordinary shareholders for the fourth quarter of fiscal year 2019 was both RMB0.36 (US$0.05), compared with basic and diluted net income per ADS attributable to ordinary shareholders of RMB0.09 and RMB0.08, respectively, for the same period of last year. Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders for the fourth quarter of fiscal year 2019 was both RMB0.23 (US$0.03), compared with non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders of RMB0.22 and RMB0.20, respectively, for the same period of last year.

Cash and cash equivalents. As of February 28, 2019, the Company had cash and cash equivalents of RMB471.2 million (US$70.4 million), a decrease of 19.2% compared with RMB583.3 million as of February 28, 2018, primarily due to an RMB144.1 million (US$20.0 million) cash payments for the acquisitions, and the increase in short-term investment of RMB32.7 million (US$4.9 million). The decrease was partially offset by the operating cash inflow generated in the fiscal 2019.

Shares Outstanding

As of May 6, 2019, the Company had a total of 24,966,591 ordinary shares outstanding. Each two ADSs represent one ordinary share.

Fiscal Year 2019 Financial Results

Revenue increased by 11.7% to RMB335.6 million (US$50.2 million) for the fiscal year 2019 from RMB300.5 million in the fiscal year 2018, primarily due to the increase in enrollment as a result of the expanded course offerings with higher diversification, and the expansion of the Company’s physical learning center network, including learning centers the Company acquired in the fiscal year 2019. This increase was partially offset by the decreased revenue contribution from math-competition focused classes as a result of changing regulatory requirement.

Cost of revenue increased by 57.0% to RMB171.8 million (US$25.7 million) for the fiscal year 2019 from RMB109.4 million in the fiscal year 2018, primarily attributable to costs associated with the increase in faculty staff cost as well as learning centers’ rental, utilities and maintenance and depreciation costs, as a result of increased number of learning centers.

Gross profit decreased by 14.3% to RMB163.8 million (US$24.5 million) for the fiscal year 2019 from RMB191.1 million in the fiscal year 2018. Gross margin was 48.8% for the fiscal year 2019, compared with 63.6% in the fiscal year 2018. The decrease in gross margin was primarily due to the expansion of new centers which yield relatively lower gross margin during the ramp-up period, and the increase in faculty staff cost.

General and administrative expenses increased by 38.7% to RMB128.9 million (US$19.3 million) for the fiscal year 2019 from RMB92.9 million in the fiscal year 2018, primarily attributable to increased staff cost of RMB17.5 million (US$2.6 million), increased share-based compensation expenses of RMB8.7 million (US$1.3 million) and an increase of RMB4.1 million (US$0.6 million) in depreciation and amortization cost.

Sales and marketing expenses decreased by 7.6% to RMB33.8 million (US$5.0 million) for the fiscal year 2019 from RMB36.6 million in the fiscal year 2018.

Operating income was RMB1.1 million (US$0.2 million) for the fiscal year 2019, compared with RMB61.6 million in the fiscal year 2018. Adjusted operating income, which excludes share-based compensation expenses, was RMB33.4 million (US$5.0 million) for the fiscal year 2019, compared with RMB85.1 million in the fiscal year 2018.

Interest income increased by 21.8% to RMB6.8 million (US$1.0 million) for the fiscal year 2019 from RMB5.5 million in the fiscal year 2018.

Other expense, net reached RMB3.3 million (US$0.5 million) for the fiscal year 2019 from RMB1.3 million in the fiscal year 2018, primarily due to fair value change of a 2-year Pimco fund-linked note and a 1-year certificate on a mutual fund, both with 100% minimum redemption level at maturity that the Company intends to hold to maturity.

Income tax expenses decreased by 61.7% to RMB10.1 million (US$1.5 million) for the fiscal year 2019 from RMB26.4 million in the fiscal year 2018, partially due to the income tax benefit for the fourth quarter as the Company’s Wholly Owned Foreign Enterprise (“WOFE”) is able to enjoy a preferential tax treatment since it was recognized as a "software enterprise" by relevant PRC government agencies. Another RMB3.6 million (US$0.5 million) of income tax benefit was derived from the positive change from previous uncertain tax position.

Net loss was RMB1.5 million (US$0.2 million) during the fiscal year 2019, compared with net income of RMB41.8 million in the fiscal year 2018. Adjusted net income, which excludes share-based compensation expenses and fair value change of investments measured at fair value, was RMB35.6 million (US$5.3 million), compared with RMB65.3 million in the fiscal year 2018. Adjusted net margin was 10.6%, compared with 21.7% in the fiscal year 2018.

Basic and diluted net loss per ADS attributable to ordinary shareholders for the fiscal year 2019 was both RMB0.01 (US$0.002), compared with basic and diluted net income per ADS attributable to ordinary shareholders of RMB1.07 and RMB0.99, respectively, for the fiscal year 2018. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders for the fiscal year 2019 was RMB0.76 (US$0.11) and RMB0.72 (US$0.11), respectively, compared with RMB1.76 and RMB1.62, respectively, for the fiscal year 2018.

Recent Developments

The board of directors of the Company (the “Board”) approved a share repurchase program, effective on April 15, 2019, whereby Four Seasons Education is authorized to repurchase its own ordinary shares in the form of ADS with an aggregate value of up to US$15 million during the next twelve-month period. The Company plans to fund the repurchase program out of its available working capital, existing cash balance or future cash provided by operating activities.

Business Outlook

For the first quarter of fiscal 2020, the Company expects to generate revenue in the range of RMB83.8 million to RMB86.4 million.

The above guidance reflects the Company’s current and preliminary view, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on May 6, 2019 (8:00 PM Beijing/Hong Kong time on May 6, 2019).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China (toll free):	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Four Seasons Education.”

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.sijiedu.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until May 13, 2019, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10131247

About Four Seasons Education (Cayman) Inc.

Four Seasons Education (Cayman) Inc. is a leading after-school math education service provider for elementary school students in Shanghai. The Company’s vision is to unlock students’ intellectual potential through high quality and effective math education that can profoundly benefit students’ academic, career and life prospects. The Company provides educational programs that are primarily focused on elementary-level math, and have expanded in recent years to also include other subjects, including physics, chemistry, and languages, and other grade levels, including kindergarten-level and middle school-level programs. The Company’s proprietary educational content is designed to cultivate students’ interests and enhance their cognitive and logic abilities. The Company develops its educational content through a systematic development process and updates it regularly based on student performance and feedback. Such process allows the Company to effectively drive better learning outcomes and serve students of different ages, aptitude levels and learning objectives. The Company’s faculty is led by a group of experienced senior educators, including recognized scholars, award-winning teachers, world-class competition champions and top mathematics Olympiad coaches in China. Over the years, the quality of the Company’s education services has been demonstrated by its students’ outstanding academic performance.

About Non-GAAP Financial Measures

In evaluating the Company’s business, the Company considers and use certain non-GAAP measures, including primarily adjusted operating income, adjusted net income, adjusted margin and adjusted basic and diluted net income per ADS attributable to ordinary shareholders, as supplemental measures to review and assess the Company’s operating performance. To present each of these non-GAAP measures, the Company excludes (i) share-based compensation expenses, and (ii) fair value change of investments measured at fair value. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses and fair value change of investments measured at fair value that may not be indicative of the Company’s operating performance from a cash perspective. The Company believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to the Company’s historical performance and liquidity. The Company also believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in the Company’s financial and operational decision making. A limitation of using non-

GAAP measures is that these non-GAAP measures exclude share-based compensation charges and fair value change of investments measured at fair value that have been and will continue to be for the foreseeable future a significant recurring expense in the Company's business. The Company compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6912 to US$1.00, the rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on February 28, 2019.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract new students and retain existing students, its ability to deliver a satisfactory learning experience and improving their academic performance, PRC regulations and policies relating to the education industry in China, general economic conditions in China, and the Company’s ability to meet the standards necessary to maintain listing of its ADSs on the NYSE or other stock exchange, including its ability to cure any non-compliance with the NYSE’s continued listing criteria. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by the Company is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 filed in connection with its initial public offering.

For investor and media inquiries, please contact:

In China:

Four Seasons Education (Cayman) Inc.

Olivia Li

Tel: +86 (21) 6317-6678

E-mail: IR@fsesa.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86 (10) 5730-6200

E-mail: fourseasons@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: fourseasons@tpg-ir.com

FOUR SEASONS EDUCATION (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data and per share data)

	As of
	February 28	February 28	February 28
	2018	2019	2019
	RMB	RMB	USD
Current assets:
Cash and cash equivalents	583,324	471,235	70,426
Accounts receivable and contract assets	5,686	811	121
Amounts due from related parties	-	119	18
Other receivables, deposits and other assets	6,015	22,517	3,365
Short-term investment under fair value	-	32,715	4,889
Total current assets	595,025	527,397	78,819

Property and equipment, net	23,920	27,000	4,035
Intangible asset, net	-	43,897	6,560
Goodwill	557	149,775	22,384
Deferred tax assets	4,052	9,536	1,425
Equity method investment	-	219	33
Long-term investment under fair value	158,235	162,937	24,351
Rental deposits—non-current	10,493	11,293	1,688
Total non-current assets	197,257	404,657	60,476
TOTAL ASSETS	792,282	932,054	139,295

Current liabilities
Amounts due to related parties	390	10,719	1,602
Accrued expenses and other current liabilities	29,221	56,566	8,454
Income tax payable	14,622	9,065	1,355
Deferred revenue	90,101	87,870	13,132
Total current liabilities	134,334	164,220	24,543

Non-current liabilities
Deferred tax liability	-	10,903	1,629
Total non-current liabilities	-	10,903	1,629
TOTAL LIABILITIES	134,334	175,123	26,172

Total equity	657,948	756,931	113,123
TOTAL LIABILITIES AND EQUITY	792,282	932,054	139,295

FOUR SEASONS EDUCATION (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share data and per share data)

	Three Months Ended February 28,			Twelve Months Ended February 28,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD
Revenue	67,163	64,700	9,669	300,533	335,643	50,162
Cost of revenue	(29,496)	(45,984)	(6,872)	(109,444)	(171,822)	(25,679)

Gross profit	37,667	18,716	2,797	191,089	163,821	24,483

General and administrative expenses	(24,407)	(39,794)	(5,947)	(92,932)	(128,906)	(19,265)
Sales and marketing expenses	(11,491)	(9,066)	(1,355)	(36,565)	(33,783)	(5,049)

Operating income/(loss)	1,769	(30,144)	(4,505)	61,592	1,132	169

Subsidy income	48	5	1	2,432	4,150	620
Interest income	2,128	891	133	5,546	6,756	1,010
Other (expenses)/income, net	(592)	2,707	405	(1,302)	(3,311)	(495)

Income/(loss) before income taxes	3,353	(26,541)	(3,966)	68,268	8,727	1,304

Income tax (expense)/benefit	(671)	8,113	1,212	(26,424)	(10,116)	(1,512)

Income/(loss) before loss in equity method investments	2,682	(18,428)	(2,754)	41,844	(1,389)	(208)

Loss from equity method investment	-	(81)	(12)	-	(81)	(12)

Net income/(loss)	2,682	(18,509)	(2,766)	41,844	(1,470)	(220)
Net loss attributable to non-controlling interest	(1,416)	(948)	(142)	(2,529)	(869)	(130)
Net income/(loss) attributable to Four Seasons Education (Cayman) Inc.	4,098	(17,561)	(2,624)	44,373	(601)	(90)

Net income/(loss) per ordinary share:
Basic	0.17	(0.73)	(0.11)	2.15	(0.02)	(0.00)
Diluted	0.16	(0.73)	(0.11)	1.98	(0.02)	(0.00)

Weighted average shares used in calculating net income/(loss) per ordinary share:
Basic	24,026,591	24,065,533	24,065,533	17,057,056	24,053,492	24,053,492
Diluted	25,760,602	24,065,533	24,065,533	18,524,644	24,053,492	24,053,492

FOUR SEASONS EDUCATION (CAYMAN) INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands, except share data and per share data)

	Three Months Ended February 28,			Twelve Months Ended February 28,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD
Net income/(loss)	2,682	(18,509)	(2,766)	41,844	(1,470)	(220)
Other comprehensive income/(loss), net of tax of nil
Foreign currency translation adjustments	28,856	(18,721)	(2,798)	(34,771)	29,916	4,471
Comprehensive income (loss)	31,538	(37,230)	(5,564)	7,073	28,446	4,251
Less: Comprehensive loss attributable to non-controlling interest	(1,416)	(948)	(142)	(2,529)	(869)	(130)
Comprehensive income (loss) attributable to Four Seasons Education (Cayman) Inc.	32,954	(36,282)	(5,422)	9,602	29,315	4,381

FOUR SEASONS EDUCATION (CAYMAN) INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands, except share data and per share data)

	Three Months Ended February 28,			Twelve Months Ended February 28,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD
Net income/(loss)	2,682	(18,509)	(2,766)	41,844	(1,470)	(220)
Add: share-based compensation expenses (net of tax effect of nil)	6,311	9,149	1,367	23,470	32,247	4,819
Add: fair value change of investments, excluding foreign currency translation adjustment (net of tax effect of nil)	-	(2,883)	(431)	-	4,783	715
Adjusted net income/(loss) (non-GAAP)	8,993	(12,243)	(1,830)	65,314	35,560	5,314

Net margin	4.0%	(28.6%)	(28.6%)	13.9%	(0.4%)	(0.4%)
Add: share-based compensation expenses	9.4%	14.1%	14.1%	7.8%	9.6%	9.6%
Add: fair value change of investments, excluding foreign currency translation adjustment	-	(4.4%)	(4.4%)	-	1.4%	1.4%
Adjusted net margin (non-GAAP)	13.4%	(18.9%)	(18.9%)	21.7%	10.6%	10.6%

Net operating income/(loss)	1,769	(30,144)	(4,505)	61,592	1,132	169
Add: share-based compensation expenses	6,311	9,149	1,367	23,470	32,247	4,819
Adjusted operating income/(loss) (non-GAAP)	8,080	(20,995)	(3,138)	85,062	33,379	4,988

Basic net income/(loss) per ADS attributable to ordinary shareholders	0.09	(0.36)	(0.05)	1.07	(0.01)	(0.00)
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.13	0.19	0.03	0.69	0.67	0.10
Add: fair value change of investments per ADS attributable to ordinary shareholders	-	(0.06)	(0.01)	-	0.10	0.01
Adjusted basic net income/(loss) per ADS attributable to ordinary shareholders (non-GAAP)	0.22	(0.23)	(0.03)	1.76	0.76	0.11
Diluted net income/(loss) per ADS attributable to ordinary shareholders	0.08	(0.36)	(0.05)	0.99	(0.01)	(0.00)
Add: share-based compensation expenses per ADS attributable to ordinary shareholders	0.12	0.19	0.03	0.63	0.64	0.10
Add: fair value change of investments per ADS attributable to ordinary shareholders	-	(0.06)	(0.01)	-	0.09	0.01
Adjusted diluted net income/(loss) per ADS attributable to ordinary shareholders (non-GAAP)	0.20	(0.23)	(0.03)	1.62	0.72	0.11
Weighted average ADSs used in calculating earnings per ADS
Basic	48,053,182	48,131,065	48,131,065	34,114,111	48,106,984	48,106,984
Diluted	51,521,204	48,131,065	48,131,065	37,049,289	48,106,984	48,106,984